Exhibit 99.1

HOLLINGER INC. FILES COUNTERCLAIM AGAINST HOLLINGER
INTERNATIONAL IN U.S. DISTRICT COURT

TORONTO, Ontario, July 6, 2006 -- Hollinger Inc. (TSX:HLG.C and HLG.PR.B) (“Hollinger” or “the Company”) today filed a counterclaim against Hollinger International Inc. (“International”) in the United States District Court for the Northern District of Illinois, Eastern Division.

Hollinger is seeking a judgment against International, and compensatory and punitive damages to be determined at trial, for: fraud in connection with the transfer of The Daily Telegraph in 1995 and several Canadian newspapers in 1997 from Hollinger to International; conspiracy to defraud Hollinger; unjust enrichment by International in its acquisition of assets from Hollinger; unlawful interference with the economic interests of Hollinger; aiding and abetting in fraud against Hollinger, and; aiding and abetting a breach of fiduciary duty against Hollinger.

Hollinger’s counterclaim alleges that, in the 1990s, International wrongfully participated in a scheme to strip Hollinger of assets by acquiring them at prices it knew to be far below fair value. This was part of a plan to drive down the value of Hollinger, reduce it to a holding company with no operating assets, precipitate a serious liquidity crisis, and create an opportunity for The Ravelston Corporation Limited (“Ravelston”), to become the controlling shareholder of Hollinger without expending any of its funds.

Ravelston was the private company owned by Conrad Black and his associates, but is now in receivership and under the supervision of the Ontario Commercial Court.

“This counterclaim demonstrates that, long before International experienced the ill effects it alleges in its claim, International benefited significantly from its illegal actions directed against Hollinger, and which caused serious harm to Hollinger,” said Randall Benson, Chief Restructuring Officer of Hollinger Inc. “While International’s allegations about what happened to it between 1998 and 2003 have been widely disseminated, the evidence shows that, prior to that period, Hollinger had been victimized by International in a series of calculated and linked transactions, including the transfer of its primary operating assets to International at less than full value.”

Hollinger and several subsidiaries today also commenced a legal action in the Ontario Superior Court of Justice against Ravelston and a number of related parties including Conrad Black, Barbara Amiel-Black, David Radler, John Boultbee and Peter Atkinson.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com